

July 14, 2014

<u>Via E-Mail</u>
Mr. Fengtao Wen
Chief Financial Officer
Armco Metals Holdings, Inc.
One Waters Park Drive
Suite 98
San Mateo, CA 94403

> **Re:** **Armco Metals Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 4, 2014**
> **File No. 001-34631**

Dear Mr. Wen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013
Risk Factors, page 11

1. We note your disclosure in the introductory paragraph that "[s]ome of these risks are described below." Please clarify that you have discussed all known material risks.

We operate in a business that is cyclical, page 12

2. So that investors can better assess the specific risks described, please quantify the impact of weakening demand and price for scrap metal and overcapacity in this market have had on you. Refer to your discussion on pages 21-22 of MD&A.

Our Business and Recent Developments, page 21

3. Please discuss in greater detail the new business model that you implemented in 2013, including how it differs from your prior business model, how the process involves your business partners and customers, how you will lower your market risks by sharing them with your customers, and how it will increase your sales with less or no additional working capital.

4. You state on page 8 that CNBM, which accounted for 9.4% of your total revenue for 2013, was unable to perform on its contract during December 2013 and the first quarter of 2014 due to deteriorating market conditions and strict public finance and monetary policy in China. Discuss the known trends and uncertainties associated with CNBM's non-performance and the risks to you if it will be unable to perform going forward. Please similarly revise the second risk factor on page 14.

Nominating and Corporate Governance Committee, page 39

5. Refer to your response to comment 1 of our letter dated November 11, 2010. Please discuss whether, and if so how, your nominating and governance committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Note 13. Derivative Instruments and the Fair Value of Financial Instruments, page F-26

6. We note from the table included on page F-30 and from your statement of operations that the Company recognized a negative mark to market adjustment of $306,505 in connection with its derivative shares and warrants during 2012 as compared to a positive mark to market adjustment of $930,517 during 2013. Please explain the changes in facts or circumstances and related assumptions that resulted in recognition of a mark to market gain during 2013 versus a mark to market loss during 2012.

Note 15. Stockholder's Equity, page F-37

7. We note from the disclosure included in Note 15 that the Company has had numerous transactions in which shares of common stock were issued for services during 2013 and 2012. Please tell us and revise your disclosure to describe how the shares issued in each of the stock-based compensation transactions disclosed in Note 15 were valued. The disclosures in your quarterly report on Form 10-Q for the quarter ended March 31, 2014 should be similarly revised.

Form 10-Q for the period ended March 31, 2014
Note 2. Significant and Critical Accounting Policies and Practices, page F-8
Net Income (Loss) per Common Share, page F-11

8. We note the disclosure indicating that for the periods presented, the computation of diluted earnings per share equaled basic loss per share as the inclusion of any dilutive instruments would have had an antidilutive effect on the earnings per share calculation in the periods presented. Please revise to disclose the number of outstanding stock options, stock warrants and shares issuable pursuant to convertible debt instruments that could potentially dilute your basic earnings per share in future periods but that were excluded from your diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in ASC 260-10-50-1.

Note 7. Loans and Convertible Notes Payable, page F-13

9. We note from the disclosure on page F-14 that in January and February of 2014 the Company and its subsidiary entered into note exchange agreements with certain lenders pursuant to which the Company exchanged the loan contracts for 8% convertible notes of approximately $5.3 million, net of discount of $1.3 million, which represented the remaining principal balance due under the loan contracts. We also note that the convertible notes are convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $.317 per share. Please tell us and explain in the notes to your financial statements how you determined the conversion price associated with the convertible notes and indicate whether it represented a beneficial conversion feature at the time the exchange occurred. If the notes provided for a beneficial conversion feature, please explain how this beneficial conversion feature is being accounted for you in your financial statements.

Note 16. Subsequent Events, page F-36

10. We note the disclosure indicating that on April 15, 2014, the Company entered into a Share Exchange Agreement with Draco Resources, Inc. pursuant to which the Company plans to acquire 100% of the issued and outstanding capital stock of Draco Resources in exchange for the Company's common stock valued at $51,615,000 based on the closing market price of its common stock on the exchange prior to the date of the Agreement and a Series C stock purchase warrant. We also note that upon the completion of the acquisition, the number of shares which Draco Resources Shareholders will receive from the Company will represent approximately 74.64% of the issued and outstanding common stock of the Company. Please tell us and explain in the notes to your financial statements your planned accounting treatment for this transaction. As part of your response and your revised disclosure, please indicate which party to this transaction has been identified as the accounting acquirer and explain in detail the basis or rationale for your conclusion.

11. In a related matter, please tell us and revise the notes to your financial statements to explain how the Company plans to account for the aggregate 1,200,000 post-split shares that will be issued to two finders in connection with the Draco Acquisition transaction as described on page 6 of MD&A.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Our Business and Recent Developments, page 4

12. We note your discussion on pages 4 and 5 of MD&A of the adverse conditions in the iron and steel industry and the declines in prices of major metal ores that have occurred during the first quarter of 2014 and which have adversely impacted your business and results of operations during this period. Given these unfavorable market conditions during the first quarter of 2014, as well as the fact that your sales, gross profit and net loss declined for the quarter ended March 31, 2014 as compared to the comparable period of the prior year, please tell us whether you performed an updated interim impairment test of your long-lived assets pursuant to the guidance in Topic ASC 360-10-35-21. If not, please explain in detail why you did not believe the unfavorable market conditions described in MD&A and the related unfavorable changes in your consolidated results of operations, did not represent a significant adverse change in business climate that could affect the value of the assets and which would trigger an updated impairment analysis pursuant to ASC Topic 360-10. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel, at (202) 551-3324, or, in his absence, Nolan McWilliams, at (202) 551-3217 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief